Filed by NextGen Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Xos, Inc.

Commission File No. 001-39598

The following is an email sent by George Mattson and Gregory Summe, Co-Chairmen of NextGen Acquisition Corporation (“NextGen”), to certain of NextGen’s shareholders on August 4, 2021.

Dear [Insert Name],

We wanted to provide you a brief update regarding our proposed business combination between NextGen Acquisition Corporation (Nasdaq: NGAC) and Xos, Inc. (Xos). Our Extraordinary General Meeting (EGM) of NextGen’s shareholders to approve the proposed business combination will be held at 9:00 a.m., Eastern Time, on August 18, 2021. The Board of Directors of NextGen unanimously recommends that shareholders vote ‘FOR’ the transaction.

The year has proven to be a pivotal moment for the EV market in general and Xos in particular. A snapshot of Xos' recent developments include the following:

●

entered into a strategic partnership with Loomis to deliver fully-electric armored vehicles for the transport of cash and other valuables, thereby enhancing the delivery experience for Loomis drivers and improving Loomis’ environmental footprint (video here:

https://cts.businesswire.com/ct/CT?id=smartlink&url=https%3A%2F%2Fprotect-us.mimecast.com%2Fs%2FCeVXCo2vjwF6l30Nf19q2A%3Fdomain%3Dyoutube.com&esheet=52451039&newsitemid=20210624005936&lan=en-US&anchor=video&index=1&md5=32efd98fe7e32117f7d469a08a8cc224);

●	secured a repeat order from Wiggins Lift Co., Inc. and increased the total number of powertrain systems scheduled to be deliver in 2021 to 38 powertrain systems (video here: https://youtu.be/D7Cp5_q8WCE);

●

entered into a strategic partnership with UniFirst as part of UniFirst’s ongoing sustainability initiatives, with potential for additional vehicle purchases for use across the United States (article here:

https://www.businesswire.com/news/home/20210623005506/en/Xos-Inc.-Enters-into-Strategic-Agreement-with-UniFirst);

●	established a new powertrain division which will offer Xos’ innovative powertrain technology and design and integration expertise to other original equipment manufacturers (OEMs) in the commercial, off-highway and industrial markets (article here: https://www.businesswire.com/news/home/20210610005310/en/Xos-Inc.-Unveils-Powered-by-Xos%E2%84%A2-Powertrain-Division);

●	progressed Xos' first Flex Manufacturing facility in Byrdstown, TN, as Xos prepares to further ramp up production (video here: https://www.youtube.com/watch?v=CQrUUHW_nBk); and

●

announced the nominees for the board of directors of the combined company, who bring decades of strategic, financial, operational, industry and public company governance experience (article here:

https://www.businesswire.com/news/home/20210723005079/en/Xos-and-NextGen-Announce-Director-Nominees-to-the-New-Xos-Board-of-Directors).

We have been informed by Xos management that Xos remains on pace to meet its projections* for vehicle deliveries for 2021, which were outlined in the proxy statement / prospectus (here: https://www.sec.gov/Archives/edgar/data/1819493/000121390021039526/f424b30721_nextgenacq.htm). We are excited by what Xos has achieved and its positioning for sustained and profitable growth.

We are glad that Xos’ strategic vision and focus is being appreciated by the Research Analyst Community as evidenced by our successful Analyst Day (video here: https://www.youtube.com/watch?v=bc8ufw1DcSM).

You can vote your proxy online at the following link using the Control Number accompanying the physical proxy you would have received in the mail today, August 4. The following link also provides the PDF of the proxy statement and prospectus: https://www.sec.gov/Archives/edgar/data/1819493/000121390021039526/f424b30721_nextgenacq.htm. More information on how to vote can be found at https://www.nextgenacq.com/vote.html.

As a shareholder of record as of July 2, 2021, the Board of Directors of NextGen unanimously recommends that you vote ‘FOR’ the transaction. We would appreciate it if you could work with your team to vote your proxy before August 18, 2021 in advance of the EGM. It is our hope that you do hold onto your shares and continue our incredible journey with Xos.

The Xos leadership team proudly makes themselves available to answer any questions you may have. Please let us know if you would like to schedule a call with the NextGen or Xos team to provide any additional information.

To the extent you are comfortable to share your voting intention with us at this stage it would be greatly appreciated as we begin the process of tabulating the shareholding.

We appreciate your continued support.

Many thanks,

George Mattson and Gregory Summe

Co-Chairmen

* The projections are not fact and should not be relied upon as being necessarily indicative of future results and you are cautioned not to place undue reliance on this information. You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may be materially different than actual results. The projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Xos’ business, all of which are difficult to predict and many of which are beyond Xos’ and NextGen’s control. We encourage you to read the assumptions and caveats in the proxy statement/prospectus.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This document relates to a proposed transaction between Xos, Inc. (“Xos”) and NextGen Acquisition Corporation (“NextGen”). This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transaction, NextGen filed a registration statement on Form S-4 with the SEC on May 14, 2021, as amended on June 25, 2021, July 22, 2021, July 28, 2021 and July 29, 2021, which was declared effective by the SEC on July 30, 2021 and includes a document that serves as a prospectus and proxy statement of NextGen (the “proxy statement/prospectus”). A definitive proxy statement/prospectus has been mailed to all NextGen’s shareholders of record as of July 2, 2021, the record date established for the extraordinary general meeting of shareholders relating to the proposed transaction. NextGen also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov.

The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/nextgen-i.html or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Xos and NextGen. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the availability of the minimum amount of cash available in the trust account in which substantially all of the proceeds of NextGen’s initial public offering and private placements of its warrants have been deposited following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Xos’ business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Xos and potential difficulties in Xos employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Xos or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which NextGen plans to operate or Xos operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Xos’ business, Xos’ inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive electric vehicle industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-248921), the registration statement on Form S-4 discussed above, the proxy statement/prospectus included therein and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Xos and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Xos nor NextGen gives any assurance that either Xos or NextGen, or the combined company, will achieve its expectations.